         in the Corporation owned by the DeBartolo Family Group immediately following the closing of the Merger.

              "Exchange Rights" shall mean any rights granted to limited partners of Simon DeBartolo Group, L.P., a Delaware limited partnership (including pursuant to an Exchange Rights Agreement) and Simon Property Group L.P., a Delaware limited partnership, to exchange (subject to the Ownership Limit) limited partnership interests in such Partnership for shares of Capital Stock.

              "Independent Director" shall mean a director of the Corporation who is neither employed by the Corporation nor a member (or an affiliate of a member) of the Simon Family Group or the DeBartolo Family Group.

              "Market Price" of any class of Capital Stock on any date shall mean the average of the Closing Price for the five consecutive Trading Days ending on such date, or if such date is not a Trading Date, the five consecutive Trading Days preceding such date. The "Closing Price" on any date shall mean (i) the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange, or (ii) if such class of Capital Stock is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such class of capital stock is listed or admitted to trading, or
         (iii) if such class of capital stock is not listed or admitted to trading on any national securities exchange, the last quoted price, or if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotations systems that may then be in use, or (iv) if such class of Capital Stock is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such class of Capital Stock selected by the Board of Directors.

              "Merger" shall mean the merger, pursuant to the Agreement and Plan of Merger dated March 26, 1996, among the Corporation, Day Acquisition Corp., an Ohio corporation and a wholly owned subsidiary of the Corporation ("Sub"), and DeBartolo Realty Corporation, an Ohio corporation ("DeBartolo"), pursuant to which merger Sub shall be merged with and into DeBartolo.

                                     - 33 -